COMMENTS RECEIVED ON 11/14/2018

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Emerging Markets Low Volatility Index Fund

POST-EFFECTIVE AMENDMENT NO. 441

1)

C:

        The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

3)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

4)

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [_______]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff requests we revise the footnote to clarify that the fund is only recouping expenses that were reimbursed during the current fiscal year.

R:

The footnote will be revised as follows:

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year ~~prior reimbursed~~ expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [_______]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

5)

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [_______]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement.  Disclosure will be updated to include the termination date of the arrangement in the (b) filing for the fund. There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

With regard to the index, the Staff requests we provide, either in the Fund Summary or full prospectus, a plain English description of the index methodology including the following: component selection criteria, explaining how components are included and excluded; index weighting methodology; rebalance and reconstitution process, including frequency; and the approximate number of index components.

R:

The fund will add the following disclosure to the section entitled, “Investment Details – Other Investment Strategies” in the prospectus:

“The Fidelity Emerging Markets Low Volatility Focus Index℠ is designed to reflect the performance of a broad range of emerging market equities that in the aggregate have lower volatility relative to the broader emerging equity markets. The universe of equities for consideration in the index, which is intended to reflect the broader emerging markets equity markets, consists of the largest emerging markets equities based on float-adjusted market cap and certain liquidity and investability requirements. To determine whether a country qualifies as an emerging market, Fidelity uses both quantitative and qualitative inputs, including definitions provided by S&P Dow Jones Indices and certain other inputs that include, but are not limited to, development of the market and exchange, market capitalization and liquidity, GDP per capita and sovereign debt rating.

The Fidelity Emerging Markets Low Volatility Focus IndexSM is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked and given a composite score based on low five-year standard deviation of price returns and low five-year beta.

The index is rebalanced quarterly using an optimization process that seeks to select the highest ranked stocks subject to certain sector, country, security and turnover constraints. Typically, there are between 100-150 index constituents.”

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

8)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose how the index determines that a country is an emerging market.

R:

Please refer to our response to comment 6 for disclosure providing additional details about the index, including how the index determines that a country qualifies as an emerging market.

9)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose how the index determines if a security has lower volatility relative to broader emerging equity markets.

R:

Please refer to our response to comment 6 for disclosure providing additional details about the index.

10)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a concentration risk in the “Principal Investment Risks” section, since the fund will concentrate to the same extent as the index.

R:

We will add the following sentence to “Passive Management Risk” under “Principal Investment Risks” in the “Fund Basics” section:

“The fund will be concentrated to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry.”

11)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a risk that low volatility securities selected for the index may underperform higher volatility securities.

R:

The following disclosure will be added to “Low Volatility Strategy” under “Principal Investment Risks” in both the “Fund Summary” and “Fund Basics” sections of the prospectus:

“In addition, the securities selected for the index may underperform higher volatility securities.”

12)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Low Volatility Strategy. Although the fund’s underlying index was created to seek lower volatility relative to a broad range of foreign stocks, there is no guarantee that the fund’s low volatility strategy will be successful. There is a risk that the fund may experience more than low volatility.”

C:

The Staff requests we revise the last sentence to read “more volatility than the market as a whole,” for example.

R:

The disclosure will be revised to read:

“There is a risk that the fund may experience more volatility than desired or than the market as a whole.”

13)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign and Emerging Market Risk.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests we add a separate risk for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of this risk to “Foreign and Emerging Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

14)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Geode normally invests at least 80% of the fund’s assets in securities included in the Fidelity Emerging Markets Low Volatility Focus Index℠. The Fidelity Emerging Markets Low Volatility Focus Index℠ is designed to reflect the performance of a broad range of emerging market equities that in the aggregate have lower volatility relative to the broader emerging equity markets. The universe of equities for consideration in the index, which is intended to reflect the broader emerging markets equity market, consists of the largest emerging markets equities (including South Korea) based on float-adjusted market cap and certain liquidity and investability requirements.”

C:

The Staff requests we consider revising “equities” to “countries.”

R:

The disclosure will be adjusted to remove the parenthetical from the disclosure.

15)

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

16) “Additional Information about the Index” (prospectus)

C:

The Staff requests we provide additional information in the “Additional Index Information” section including: component selection criteria, explaining how components are included and excluded; index weighting methodology; rebalance and reconstitution process, including frequency; and the approximate number of index components.

R:

Please refer to our response to comment 6. Because the disclosure has been added elsewhere in the prospectus, we feel that inclusion of identical information in the Appendix would be superfluous.